Exhibit 99.1

Orphazyme A/S in restructuring

Company announcement

No. 15/2022

Inside information

Ole Maaløes Vej 3, DK-2200 Copenhagen N

www.orphazyme.com

Company Registration No. 32266355

Proposal for a statutory restructuring plan

Copenhagen, Denmark, March 31, 2022 – Orphazyme A/S in restructuring (ORPHA.CO) (“Orphazyme” or the “Company”), a late-stage biopharmaceutical company, announces that the enclosed proposal for a statutory restructuring plan will be submitted to the Danish Maritime and Commercial High Court (the “Court”) and be sent to the Company’s known creditors in accordance with section 11 c of the Danish Insolvency Act. Further, the Court has appointed state-authorized public accountant Søren Søndergaard Jensen as restructuring accountant.

The proposal for a statutory restructuring plan will be presented and voted on at a meeting with creditors to be held on April 7, 2022, at 11:00 AM (CEST) at the offices of Gorrissen Federspiel Advokatpartnerselskab, Axel Torv 2, 1609 Copenhagen V. All creditors are entitled to attend the meeting.

If a proposal for a statutory restructuring plan is not adopted by the creditors, the Court could decide to terminate the in-court restructuring proceedings of the Company. At this stage it is uncertain whether a solution can be found, and further update will be provided at the appropriate time.

Please see the enclosed proposal for a statutory restructuring plan including appendices.

For additional information, please contact

Orphazyme A/S in restructuring

Anders Vadsholt, Chief Executive Officer and Chief Financial Officer+45 2898 9055

John Sommer Schmidt, Restructuring Administrator +45 8620 7500

About Orphazyme

Orphazyme is a late-stage biopharmaceutical company developing arimoclomol for Niemann-Pick disease type C (NPC). Orphazyme is headquartered in Denmark. Orphazyme’s shares are listed on Nasdaq Copenhagen (ORPHA).

About arimoclomol

Arimoclomol is an investigational drug candidate that amplifies the production of heat shock proteins (HSPs). HSPs can rescue defective misfolded proteins and improve the function of lysosomes. Arimoclomol is administered orally, and has now been studied in 10 Phase 1, four Phase 2, and three pivotal Phase 2/3 trials. Arimoclomol has received Orphan Drug Designation (ODD) for NPC in the US and EU. Arimoclomol has received Fast-Track Designation (FTD), Breakthrough Therapy Designation (BTD), and Rare Pediatric Disease Designation (RPDD) from the U.S. Food and Drug

Administration (FDA) for NPC. On June 17, 2021, Orphazyme received a Complete Response Letter from the FDA regarding its New Drug Application for arimoclomol for the treatment of NPC. The Company plans to request a Type C Meeting with the FDA in Q2 2022.

Forward-looking statement

This company announcement may contain certain forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995 and otherwise, including forward-looking statements about the Company’s restructuring process. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this company announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control, including pursuant to court intervention. Except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.